UNITED STATES             THIS IS A COPY OF
                      SECURITIES AND EXCHANGE COMMISSION   THE SCHEDULE 13G
                            Washington, D.C. 20549         FILED ON FEBRUARY 18,
                                                           1997 PURSUANT TO A
                                                           RULE 201 TEMPORARY
                                 SCHEDULE 13G              HARDSHIP EXEMPTION.


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                           Elmer's Restaurants, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   289393100
                         ------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 289393100                                                  Page 2 of 7
          ---------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Herman Goldberg  ###-##-####
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               0
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY
                              0
      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               0
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH
                              0
                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                               Page 2 of 7 pages

Item 1.     Issuer

      (a)   The name of the Issuer is Elmer's Restaurants, Inc.

      (b) The Issuer's executive offices are located at 11802 SE Stark Street, Portland, OR 97216.

Item 2.     Reporting Person and Security

      (a)   This Statement is filed by Mr. Herman Goldberg, an individual.

      (b) Mr. Goldberg's business address is 11802 SE Stark Street, Portland, OR 97216.

      (c)   Mr. Goldberg is a citizen of the United States of America.

      (d) This Statement relates to shares of Common Stock of Elmer's Restaurants, Inc.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 289393100.

Item 3.     Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

            Not applicable.

Item 4.     Ownership

            Not applicable.

Item 5.     Ownership of Five Percent or Less of a Class

            Mr. Goldberg has ceased to be a beneficial owner of five percent of the Common Stock of the Issuer.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.


                               Page 3 of 7 pages

Item 10.    Certification

            Not applicable.


                               Page 4 of 7 pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 12, 1997
                                       -----------------------------------------
                                                        Date


                                                   ANITA GOLDBERG
                                       -----------------------------------------
                                        Anita Goldberg, Personal Representative
                                           for The Estate of Herman Goldberg


                               Page 5 of 7 pages

                                EXHIBIT INDEX
                                -------------

Exhibit No.     Document
-----------     --------

Exhibit 1 Letters Testamentary for the Estate of Herman Goldberg naming Anita Goldberg Personal Representative, dated June 10, 1996


                              Page 6 of 7 pages

                                                                       Exhibit 1

                 IN THE CIRCUIT COURT OF THE STATE OF OREGON

                         FOR THE COUNTY OF WASHINGTON

                              Probate Department

ESTATE OF:                             )
                                       )
HERMAN GOLDBERG                        )     No. C960367PE
_____________________________________  )
                                       )     LETTERS TESTAMENTARY
                           Deceased.   )


     THIS CERTIFIES that the Will of HERMAN GOLDBERG deceased, has been proved and that ANITA GOLDBERG has/have been and is/are at the date hereof the duly appointed, qualified, and acting PERSONAL REPRESENTATIVE of the will and the estate of the above-named decedent.

     IN WITNESS WHEREOF, I, a court clerk for the State of Oregon, County of Washington, in which the proceedings for administration of the above estate are pending, do hereby subscribe my name and affix the seal of the said court this 10th day of June, 1996.

                                      WASHINGTON COUNTY CIRCUIT COURT

                                      By  CAROLYN HARKLEY
                                          ------------------------------------
                                                       Court Clerk

          **********************************************************

STATE OF OREGON          )
                         )    ss
COUNTY OF WASHINGTON     )

     I, a Circuit Court Clerk of the State of Oregon for Washington County, do hereby certify that the foregoing copy of Letters Testamentary has been by me compared with the original, that it is a correct transcript therefrom and of the whole of such original Letters Testamentary, as the same appear on file and of record in my office and in my custody and that said Letters are still in full force and effect.

     IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the seal of said Court this 10th day of June, 1996.

                                      WASHINGTON COUNTY CIRCUIT COURT

                                      By  CAROLYN HARKLEY
                                          ------------------------------------
                                                       Court Clerk


                              Page 7 of 7 pages